Exhibit 20

Notice to the Holders

of

Mellon Bank Premium Finance Loan Master Trust, Series 2002-1

Dated as of March 21, 2005

Please be advised that a Series 2002-1 Pay Out Event, as set forth in Section 9(d) of the Series 2002-1 Supplement to the Amended and Restated Pooling and Servicing Agreement, dated as of December 17, 2002, occurred on March 7, 2005 when the 10 day average of the Transferor Interest was below the Minimum Transferor Interest for the same period. This Series 2002-1 Pay Out Event resulted in the commencement of the Rapid Amortization Period. Accordingly, Collections are being deposited with the Trustee in the Collection Account on a daily basis and the Trustee will make monthly principal distributions, commencing with the April 15, 2005 payment.

If you have any questions concerning this Notice, please contact:

Stephen Cobain, President

Mellon Financial Markets, LLC,

One Mellon Center

Pittsburgh, PA 15288

(412)-234-7142